UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NUTRISYSTEM INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
67069D108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67069D108

1	NAMES OF REPORTING PERSONS ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		107,513[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		107,513[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	107,5131 2

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.40%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
1 107,513 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2 Although ING Groep N.V. may be deemed to be the beneficial owner of these shares held by its indirect subsidiaries, ING Groep N.V. does not hold voting rights or dispositive powers for such shares.
3 Based on 26,722,914 shares of common stock outstanding as of October 28, 2010 as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 4, 2010.

Page 2 of 6 Pages

CUSIP No.	67069D108

Item 1(a).	Name of Issuer:

NutriSystem Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Welsh Road Building 1, Suite 100 Horsham, PA 19044

Item 2(a).	Name of Person Filing:

ING Groep N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810 1000 AV Amsterdam The Netherlands

Item 2(c).	Citizenship:

See item 4 on Page 2

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

67069D108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a)	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

Page 3 of 6 Pages

CUSIP No.	67069D108
(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.
(a)	Amount beneficially owned:
See item 9 on Page 2
(b)	Percent of class:
See item 11 on Page 2
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class.

☑

Page 4 of 6 Pages

CUSIP No.	67069D108

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

CUSIP No.	67069D108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011 (Date) ING GROEP N.V.
By:
/s/ Just A.M. Emke-Petrelluzzi Bojanic
(Signature)
Just A.M. Emke-Petrelluzzi Bojanic Manager ING Holdings & Chair (Name/Title)

By:
/s/ Simon van Dijken
(Signature)
Simon van Dijken Head of Management Information (Name/Title)

Page 6 of 6 Pages